QuickLinks -- Click here to rapidly navigate through this document

As confidentially submitted to the Securities and Exchange Commission on January 27, 2014
This draft registration statement has not been publicly filed with the Securities and
Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MEDIWOUND LTD.
(Exact Name of Registrant as Specified in its Charter)

State of Israel (State or Other Jurisdiction of Incorporation or Organization)	2833 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

MediWound Ltd.
42 Hayarkon Street
Yavne 8122745, Israel
Tel: +972-8-932-4010
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
+1 (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:
Joshua G. Kiernan, Esq. Colin Diamond, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Tel: +1 (212) 819-8200 Fax: +1 (212) 354-8113	Dan Shamgar, Adv. David S. Glatt, Adv. Haim Gueta, Adv. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel Tel: +972-3-610-3100 Fax: +972-3-610-3111	Phyllis G. Korff, Esq. Yossi Vebman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Tel: +1 (212) 735-3000 Fax: +1 (212) 735-2000	Chaim Friedland, Adv. Ari Fried, Adv. Gornitzky & Co. Zion House 45 Rothschild Blvd. Tel Aviv 6578403, Israel Tel: +972-3-710-9191 Fax: +972-3-560-6555

Approximate date of commencement of proposed sale to the public:
As soon as practicable after effectiveness of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Ordinary shares, par value NIS 0.01 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act.

(2)
Includes ordinary shares that the underwriters may purchase pursuant to their option to purchase additional ordinary shares, if any.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

        This Amendment is filed solely to file the amended exhibits indicated in Item 8 of Part II. No change is made to the preliminary prospectus constituting Part I of the Registration Statement or Items 6, 7, or 9 of Part II of the Registration Statement.

Item 8.    Exhibits and Financial Statement Schedules.

  (a)
  The Exhibit Index is hereby incorporated herein by reference.

  (b)
  Financial Statement Schedules.

        All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant's consolidated financial statements and related notes thereto.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Yavne, Israel on this            day of                    , 2014.

MEDIWOUND LTD.
By:
	Name:	Gal Cohen
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTED, that each director and officer of MediWound Ltd. whose signature appears below hereby appoints Gal Cohen and Sharon Malka, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person's name, place and stead, in any and all capacities, to sign on such person's behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature and Name	Title	Date

Gal Cohen	President and Chief Executive Officer (principal executive officer)	, 2014
Sharon Malka	Chief Financial and Operation Officer (principal financial officer and principal accounting officer)	, 2014
Ruben Krupik	Chairman of the Board of Directors	, 2014

Signature and Name	Title	Date

Prof. Marian Gorecki	Director	, 2014
Prof. Lior Rosenberg	Director	, 2014
Meron Mann	Director	, 2014
Ofer Gonen	Director	, 2014

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant's duly authorized representative has signed this registration statement on Form F-1 in Newark, Delaware, on                        , 2014.

By:	Name: Donald J. Puglisi Title: Managing Director

 EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Articles of Association of the Registrant**
3.2	Form of Amended and Restated Articles of Association of the Registrant, to be effective upon closing of this offering*
4.1	Specimen Share Certificate*
4.2	First Amendment to Shareholders' Rights Agreement, dated December 30, 2010, by and among Teva Pharmaceutical Industries Ltd., the Registrant and certain shareholders of the Registrant*
5.1	Opinion of Meitar Liquornik Geva Leshem Tal, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)*
10.1	2003 Israeli Share Option Plan**
10.2	Founders Agreement, dated January 2001, by and among Clal Biotechnology Industries Ltd., L.R. R & D Ltd., Professor Lior Rosenberg and the Registrant**
10.3	Unprotected Sub-Lease Agreement, dated July 27, 2004, as amended, by and between the Registrant and Clal Life Sciences L.P.**
10.4	Patent Purchase Agreement, dated November 24, 2010, by and between the Registrant and L.R. R & D Ltd.**
10.5	Form of indemnification agreement by and between the Registrant and each of its directors and executive officers*
10.6	Supply Agreement, dated January 11, 2001, as amended, by and between the Registrant and Challenge Bioproducts Corporation Ltd.†**
10.7	License Agreement, dated September 27, 2000, as amended, by and between the Registrant and Mark Klein†
21.1	List of subsidiaries of the Registrant**
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm*
23.2	Consent of Meitar Liquornik Geva Leshem Tal (included in Exhibit 5.1)*
24.1	Power of Attorney (included in signature pages of Registration Statement)*

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

QuickLinks

EXPLANATORY NOTE
  Item 8. Exhibits and Financial Statement Schedules.
SIGNATURES
POWER OF ATTORNEY
SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
EXHIBIT INDEX